February 27, 2025

Daniel Hurstak
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

       Re: Unitil Corporation
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 10, 2025
           File No. 001-08858
Dear Daniel Hurstak:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Financial Statements
Note 5 - Equity, page 61

1. We note that you report using a weighted-average number of common shares to calculate basic EPS of 16,098,000, although you report 16,116,724 outstanding common shares at the beginning of the period and 16,192,345 at the end of the period, with no intervening decreases in the number of outstanding common shares.

       We also understand that outstanding awards under your Stock Plan include time restricted shares and performance restricted shares that entitle holders to dividends in advance of vesting, and restricted stock units that entitle holders to dividend equivalents to be paid upon separation from service.

       Please explain to us how these instruments were considered in your calculations of the weighted average number of outstanding shares and EPS measures, to include details of your assessment and application of guidance pertaining to the two-class method in
       FASB ASC 260-10-45-59A through 45-68B for participating securities. February 27, 2025
Page 2


       Please submit the underlying calculations along with your reply, including explanations where necessary to reconcile with the activity in vested and unvested shares related to your Stock Plan at the end of each period covered by your report.

       Please include any disclosure revisions that you propose to clarify your views on these matters and handling of these instruments in your EPS calculations.

2. We note that you have limited information about share activity both in the statement on page 44 and among the disclosures in Note 5. Please revise your statement or expand your disclosures to identify all of the changes in the number of outstanding common shares for each period to comply with FASB ASC 505-10-50-2.

       With regard to your disclosure stating that you maintain a stock-based compensation plan, please clarify whether you are referring to a plan that is incremental to the three components of the Stock Plan, and address the requirements in FASB ASC 718-10-
       50-1 through 50-2A with respect to any additional plan.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Babula at 202-551-3339 or Mark Wojciechowski at 202-551-
3759 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation